SECURITIES AND EXCHANGE COMMISSION
      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer
       Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

          for the period ended (02 June 2008)

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit 1 .1	Transaction in Own Shares released on 01 May 2008
Exhibit 1 .2	Transaction in Own Shares released on 02 May 2008
Exhibit 1 .3	Holding(s) in Company released on 02 May 2008
Exhibit 1 .4	Transaction in Own Shares released on 06 May 2008
Exhibit 1 .5	Transaction in Own Shares released on 07 May 2008
Exhibit 1 .6	Transaction in Own Shares released on 08 May 2008
Exhibit 1 .7	Director/PDMR Shareholding released on 08 May 2008
Exhibit 1 .8	Transaction in Own Shares released on 09 May 2008
Exhibit 1 .9	Transaction in Own Shares released on 12 May 2008
Exhibit 2.0	Director/PDMR Shareholding released on 12 May 2008
Exhibit 2.1	Transaction in Own Shares released on 13 May 2008
Exhibit 2.2	Transaction in Own Shares released on 15 May 2008
Exhibit 2.3	Transaction in Own Shares released on 16 May 2008
Exhibit 2.4	Transaction in Own Shares released on 19 May 2008
Exhibit 2.5	Transaction in Own Shares released on 20 May 2008
Exhibit 2.6	Transaction in Own Shares released on 21 May 2008
Exhibit 2.7	Transaction in Own Shares released on 22 May 2008
Exhibit 2.8	Transaction in Own Shares released on 23 May 2008
Exhibit 2.9	Transaction in Own Shares released on 27 May 2008
Exhibit 3.0	Transaction in Own Shares released on 28 May 2008
Exhibit 3.1	Transaction in Own Shares released on 29 May 2008
Exhibit 3.2	Transaction in Own Shares released on 30 May 2008
Exhibit 3.3	Total Voting Rights released on 30 May 2008

                *********************

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  1 May 2008

BP p.l.c. announces that on 30 April 2008, it purchased for cancellation
1,235,000 ordinary shares at prices between 608.00 pence and 615.00 pence per share.

BP p.l.c. also announces that on 30 April 2008 it transferred to participants in its employee share schemes 5,868 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,907,184,571 ordinary shares in Treasury, and has 18,850,431,534 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit
1
.2
BP p.l.c. -  2 May 2008

BP p.l.c. announces that on 1 May 2008, it purchased for cancellation 1,240,000 ordinary shares at prices between 604.50 pence and 612.00 pence per share.

Following the above transaction BP p.l.c. holds 1,907,184,571 ordinary shares in
Treasury, and has 18,849,252,134 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. -  Holding(s) in Company
BP p.l.c. -  2 May 2008

BP p.l.c. received on 1 May 2008 from L&G a notification of their interests in
BP Ordinary Shares of US$0.25 each dated 30 April 2008.  The disclosure of their interest in accordance with DTR5 is attached.

This notice is given in fulfilment of BP p.l.c.'s obligation under DTR 5.8.12

TR-1:               notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing                  BP Plc
shares to which voting rights are attached:

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights                                             Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to the notification              Legal & General Group Plc (Group)
obligation:                                                                                  Legal & General Investment Management
                                                                                                    Limited (LGIM)

4. Full name of shareholder(s) (if different from 3.):              Legal & General Assurance (Pensions
                                                                                                    Management) Limited (PMC)
                                                                                                    Legal & General Group Plc (L&G)

5. Date of the transaction (and date on which the threshold is               30 April 2008
crossed or reached if different):

6. Date on which issuer notified:                                                                01 May  2008

7. Threshold(s) that is/are crossed or reached:                                        Below 5% (Group)
                                                                                                                        Below 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares
Class/type   Situation previous to the  Resulting situation after the triggering transaction
of shares    Triggering transaction

if possible    Number of    Number of         Number of    Number of voting rights        % of voting rights
using the      Shares         Voting Rights    shares
ISIN CODE
                                                                                             Direct      Indirect                   Direct       Indirect

ORD             943,852,006  943,852,006                                          Below 5%

USD0.25

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial       Expiration date      Exercise/    Conversion           Number of voting rights        % of voting
instrument                                                  Period/       Date                      that may be acquired if         rights
                                                                                                                      the instrument is
                                                                                                                      exercised/ converted.

Total (A+B)
Number of voting rights                            % of voting rights
                                                                    Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (Below 5%  = Total
Position)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct
and Indirect)  (Below 5%  = Total Position)
Legal & General Investment Management Limited (Indirect) (LGIM) (Below 5%
= Total Position)
                   Legal & General Group Plc (Direct) (L&G) (872,006,734 -4.62% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited                   Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (726,111,648 - 3.85% = PMC)                                    (LGIH)
Legal & General Assurance (Pensions Management) Limited  (PMC)    Legal & General Assurance Society Limited  (LGAS & LGPL)
(726,111,648 - 3.85% = PMC)                                                                     Legal & General Pensions Limited (Direct)  (LGPL)

Proxy Voting:

10. Name of the proxy holder:                                                                         N/A

11. Number of voting rights proxy holder will cease to hold:                        N/A

12. Date on which proxy holder will cease to hold voting rights:                  N/A

13. Additional information:                            Notification using the total voting rights figure of 18,850,431,534

14. Contact name:                                                                          Helen Lewis (LGIM)

15. Contact telephone number:                                                         020 3124 3851

Exhibit
1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  6 May 2008

BP p.l.c. announces that on 2 May 2008, it purchased for cancellation 1,240,000 ordinary shares at prices between 603.50 pence and 612.00 pence per share.

Following the above transaction BP p.l.c. holds 1,907,184,571 ordinary shares in
Treasury, and has 18,849,446,536 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit
1
.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  7 May 2008

BP p.l.c. announces that on 6 May 2008, it purchased for cancellation 1,240,000 ordinary shares at prices between 604.00 pence and 617.00 pence per share.

Following the above transaction BP p.l.c. holds 1,907,184,571 ordinary shares in
Treasury, and has 18,849,043,842 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit
1
.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  8 May 2008

BP p.l.c. announces that on 7 May 2008, it purchased for cancellation 1,237,000 ordinary shares at prices between 611.00 pence and 620.00 pence per share.

BP p.l.c. also announces that on 7 May 2008 it transferred to participants in its employee share schemes 3,047 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,907,181,524 ordinary shares in Treasury, and has 18,848,244,085 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit
1
.7

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. -  8 May 2008

BP p.l.c. was notified on 8 May 2008 by Sir William Castell, a director of BP
p.l.c., that he acquired on the London Stock Exchange 32,500 BP ordinary shares
(ISIN number GB0007980591), at a price of £6.155 per share on 8 May 2008.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit
1
.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  9 May 2008

BP p.l.c. announces that on 8 May 2008, it purchased for cancellation 1,236,000 ordinary shares at prices between 614.00 pence and 619.00 pence per share.

Following the above transactions BP p.l.c. holds 1,907,181,524 ordinary shares in Treasury, and has 18,847,654,009 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  12 May 2008

BP p.l.c. announces that on 9 May 2008, it purchased for cancellation 1,245,000 ordinary shares at prices between 612.00 pence and 621.00 pence per share.

Following the above transaction BP p.l.c. holds 1,907,181,524 ordinary shares in
Treasury, and has 18,846,696,433 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. -   Director/PDMR Shareholding
BP p.l.c. -  12 May 2008

B
P p.l.c. was advised on 12 May
 2008 by Computershare Plan Managers that on
12

May
2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
6.13
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward

54
shares
Mr I.C. Conn

54 shares

Persons Discharging Managerial Responsibilities

Mrs V. Cox

54 shares
Mr J. Mogford

54 shares
Mr S. Westwell

54 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 2 .1

BP p.l.c. - Transaction in Own Shares

BP p.l.c. - 13 May 2008

BP p.l.c. announces that on 12 May 2008, it purchased for cancellation 1,250,000 ordinary shares at prices between 615.00 pence and 622.00 pence per share.

Following the above transaction BP p.l.c. holds 1,907,181,524 ordinary shares in Treasury, and has 18,845,517,503 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2 .2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 May 2008

BP p.l.c. announces that on 14 May 2008, it purchased for cancellation 1,245,000 ordinary shares at prices between 614.00 pence and 621.00 pence per share.

BP p.l.c. also announces that on 14 May 2008 it transferred to participants in its employee share schemes 9,935 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,907,171,589 ordinary shares in Treasury, and has 18,844,356,238 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2 .3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 May 2008

BP p.l.c. announces that on 1
5
 May 2008, it purchased for cancellation
866
,000 ordinary shares at prices between 61
7.5
0 pence and 62
8
.00 pence per share.

BP p.l.c. also announces that on 1
5
 May 2008 it transferred to participants in its employee share schemes
493,211
 ordinary shares at prices between
5
45
.00 pence and
613
.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds
1,906,678,378

ordinary shares in Treasury, and has
18,844,313,869

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632
13

Exhibit 2 .4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 May 2008

BP p.l.c. announces that on 16 May 2008, it purchased for cancellation 565,000 ordinary shares at prices between 626.00 pence and 639.50 pence per share.

Following the above transaction BP p.l.c. holds 1,906,678,378 ordinary shares in Treasury, and has 18,844,063,677 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2 .5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 May 2008

BP p.l.c. announces that on 19 May 2008, it purchased for cancellation 1,455,000 ordinary shares at prices between 634.50 pence and 642.00 pence per share.

Following the above transaction BP p.l.c. holds 1,906,678,378 ordinary shares in Treasury, and has 18,842,673,027 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2 .6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2
1
 May 2008

BP p.l.c. announces that on
20
 May 2008, it purchased for cancellation 1,
600
,000 ordinary shares at prices between
631.75
 pence and 642.00 pence per share.

Following the above transaction BP p.l.c. holds 1,906,678,378 ordinary shares in Treasury, and has
18,841,424,945

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2 .7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 22 May 2008

BP p.l.c. announces that on 21 May 2008, it purchased for cancellation 1,575,000 ordinary shares at prices between 634.75 pence and 650.00 pence per share.

BP p.l.c. also announces that on 21 May 2008 it transferred to participants in its employee share schemes 14,789 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,906,663,589 ordinary shares in Treasury, and has 18,840,726,514 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2 .8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 23 May 2008

BP p.l.c. announces that on 22 May 2008, it purchased for cancellation 1,580,000 ordinary shares at prices between 645.25 pence and 653.00 pence per share.

Following the above transaction BP p.l.c. holds 1,906,663,589 ordinary shares in Treasury, and has 18,840,296,504 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2 .9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 May 2008

BP p.l.c. announces that on 23 May 2008, it purchased for cancellation 1,975,000 ordinary shares at prices between 632.75 pence and 649.00 pence per share.

Following the above transaction BP p.l.c. holds 1,906,663,589 ordinary shares in Treasury, and has 18,838,725,250 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 May 2008

BP p.l.c. announces that on 27 May 2008, it purchased for cancellation 2,023,000 ordinary shares at prices between 618.00 pence and 637.50 pence per share.

Following the above transaction BP p.l.c. holds 1,906,663,589 ordinary shares in Treasury, and has 18,838,346,034 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3 .1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2
9
 May 2008

BP p.l.c. announces that on 2
8
 May 2008, it purchased for cancellation
2,065
,000 ordinary shares at prices between 6
02.00
 pence and 6
19
.00 pence per share.

BP p.l.c. also announces that on 2
8
 May 2008 it transferred to participants in its employee share schemes
8,825
 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds
1,906,654,764
ordinary shares in Treasury, and has
18,836,703,811

ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3 .2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 30 May 2008

BP p.l.c. announces that on 29 May 2008, it purchased for cancellation 2,050,000 ordinary shares at prices between 610.00 pence and 619.00 pence per share.

Following the above transaction BP p.l.c. holds 1,906,654,764 ordinary shares in Treasury, and has 18,834,788,721 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3 .3

BP p.l.c. - Total Voting Rights
BP p.l.c. - 30 May 2008

Voting Rights and Capital -
Transparency Directive Disclosure

London

30

May
 200
8

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
T
he issued share capital of BP p.l.c. comprised
1
8
,
8
40
,
917
,
8
9
6

ordinary shares

par value US$0.25 per share
,
excluding shares held in treasury and those bought back for cancellation
, and 12,706,
252 preference shares, p
a
r value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,846,000,396. This figure excludes (i) 1,906,663,589 ordinary shares which have been bought back and held in treasury by BP; and (ii) 175,941,370 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interes
t in, or a
change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

                  **********************

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BP p.l.c.
                                        (Registrant)

Dated:         05 June 2008                                                                                                                                                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary